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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


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                                       :         C.A. No. 16805

ROBERT WEINER,                         :

                  Plaintiff,           :         CLASS ACTION
                                                 COMPLAINT
     -against-                         :

JAY B. LANGNER, MILTON H. DRESNER,
PAUL R. POLLACK, EDWARD J. ROSENTHAL,  :
MICHAEL RUBIN, HANS H. SAMMER,
RICHARD D. SEGAL, STANLEY S. SHUMAN    :
and HUDSON GENERAL CORPORATION,
                                       :
                  Defendants.
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                  Plaintiff, by his attorneys, alleges upon information and
belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

                  1. Plaintiff Robert Weiner is a stockholder of defendant Hudson General Corporation ("Hudson" or the "Company").

                  2. Hudson is a corporation duly organized and existing under the laws of the State of Delaware. Hudson provides aviation services such as aircraft ground handling, ramp cleaning, aircraft fueling, fuel management, snow removal and ground transportation. It also sells, leases and maintains support equipment.


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                  3. Defendant Langner is Chief Executive Officer and Chairman
of the Board of Directors of Hudson.

                  4. Defendant Richard D. Segal ("Segal") is Vice Chairman of Hudson.

                  5. Defendant Paul R. Pollack ("Pollack") is Executive Vice President, Chief Operating Officer, and a director of Hudson. Pollack is also President of the Company's subsidiary, Hudson General LLC.

                  6. Defendant Michael Rubin is President and a director of the Company.

                  7. Defendants Milton H. Dresner, Edward J. Rosenthal, Hans H. Sammer and Stanley S. Shuman are directors of the Company.

                  8. The Individual Defendants have a fiduciary relationship and responsibility to plaintiff and the other public stockholders of Hudson and owe to plaintiff and the other Class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS

                  9. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of Hudson, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are



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defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

                  10. This action is properly maintainable as a class action because:

                           a. The Class is so numerous that joinder of all
members is impracticable. There are hundreds of Hudson stockholders of record who are located throughout the United States;

                           b. There are questions of law and fact which are
common to the Class, including: whether the management of Hudson has acted in a manner calculated to benefit themselves at the expense of Hudson's public stockholders; and whether plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein;

                           c. Defendants have acted or refused to act on
grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole; and

                           d. Plaintiff is committed to prosecuting this action
and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate represen tative of the Class and will fairly and adequately protect the interests of the Class.


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                                CLAIM FOR RELIEF

                  11. Hudson specializes in aviation services such as aircraft ground handling, ramp cleaning, aircraft fueling, fuel management, removal and bus ground transportation. As of July 31, 1998, there were over 1.7 million shares of Hudson common stock outstanding.

                  12. On November 23, 1998, it was reported that Hudson's Board of Directors had agreed to a management buyout whereby the Company would be acquired by the management of Hudson (led by defendants Langner and Segal) in a deal valued at about $100 million. Under the terms of a definitive agreement already accepted by the Company's Board of Directors, Hudson shareholders would receive $57.25 per share.

                  13. The loyalties of Hudson's board members are, at best, divided in the instant transaction and they cannot be expected to act in the best interests of Hudson's public stockholders.

                  14. The purpose of the proposed acquisition is to enable Hudson's management to acquire the Company and its valuable assets for their own benefit at the expense of Hudson's public stockholders.

                  15. The proposed acquisition comes at a time when Hudson has performed well and management expects it will continue to perform well.


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                  16. Hudson's management has timed this transaction to capture
Hudson's future potential without paying an adequate or fair price for the Company's shares.

                  17. Amidst this backdrop of positive and improving financial position and increased prospects for growth, the management buyout at $57.25 cash for each share of Hudson common stock represents a woefully inadequate premium over the current price of Hudson common stock.

                  18. The Individual Defendants have access to internal financial information about Hudson, its true value, expected increase in true value and the benefits of 100 percent ownership of Hudson to which plaintiff and the Class members are not privy. Defendants are using their positions of power and control to benefit themselves in this transaction, to the detriment of the Hudson common stockholders.

                  19. In approving the buyout, the Individual Defendants have committed or threatened to commit the following acts to the detriment and disadvantage of Hudson public stockholders:

                           a. They have undervalued Hudson common stock by
ignoring the full value of its assets and future prospects. The proposed buyout consideration does not reflect the value of Hudson's valuable assets; and


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                           b. They timed the announcement of the buyout to
place an artificial lid on the market price of Hudson's common stock in order to justify a price which is unfair to Hudson's public stockholders.

                  20. The Individual Defendants have clear and material conflicts of interest and are acting to better the interests of Hudson's management at the expense of Hudson's public stockholders.

                  21. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require, undertake an appropriate evaluation of Hudson's worth as an acquisition candidate.

                  22. As a result of the defendants' unlawful actions, plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Hudson's assets and business and will be prevented from obtaining the full fair value of their equity ownership of the Company. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owned to plaintiffs and the members of the Class, and may consummate the proposed transaction, to the irreparable harm of the members of the Class.

                  23. Plaintiff and the other members of the Class have no adequate remedy at law.


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                  WHEREFORE, plaintiff prays for judgment and relief as follows:

                  A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative:

                  B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transaction;

                  C. In the event the proposed buyout is consummated, rescinding it and setting it aside;

                  D. Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

                  E. Awarding plaintiff his costs and disbursements, including plaintiff's counsel's fees and experts' fees; and


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                  F. Granting such other and further relief as to the Court may seem just and proper.

                                            ROSENTHAL, MONHAIT, GROSS
                                              & GODDESS, P.A.


                                            By: /s/ J. Rosenthal
                                                ------------------------------
                                                919 North Market Street
                                                Suite 1401
                                                Mellon Bank Center
                                                Wilmington, Delaware 19801
                                                (302) 656-4433

OF COUNSEL:

ABBEY, GARDY & SQUITIERI, LLP
212 East 39th Street
New York, New York 10016
(212) 889-3700


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